FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	NAME AND ADDRESS OF ISSUER

Alexco Resource Corp. (the "Issuer") Suite 1150, 200 Granville Street Vancouver, British Columbia V6C 1S4

Item 2.	DATE OF MATERIAL CHANGE

July 17, 2013

Item 3.	NEWS RELEASE

The Issuer issued a news release dated July 17, 2013.

The news release was disseminated through Marketwire.

Item 4.	SUMMARY OF MATERIAL CHANGE

The Issuer reported plans to undergo a temporary and orderly suspension of operations at its Bellekeno mine for the coming winter.

Item 5.1	FULL DESCRIPTION OF MATERIAL CHANGE

See news release attached as Schedule "A".

Item 5.2	DISCLOSURE FOR RESTRUCTURING TRANSACTIONS

Not applicable.

Item 6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

Item 7.	OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

Item 8.	EXECUTIVE OFFICER

Contact: David Whittle, Chief Financial Officer Telephone: 604-633-4888

Item 9.	DATE OF REPORT

July 23, 2013

Schedule "A"

News Release

Alexco Reports Increased Silver Production in Second Quarter 2013;
Low Silver Prices Prompt Plans for Suspension of Winter Operations

July 17, 2013 - Alexco Resource Corp. (NYSE-MKT:AXU, TSX:AXR) today reports silver production of 576,155 ounces during the second quarter of 2013 from itsBellekeno mine, located in the Keno Hill Silver District in Canada’s Yukon Territory. Second quarter silver production increased 52% compared to the first quarter and for the first six months of 2013, silver production totaled 955,772 ounces. Improved second quarter performance was a result of a 27% increase in mill throughput to an average of 283 tonnes per day, as well as an 18% increase in grade to an average 751 grams per tonne, relative to the first quarter.

Alexco’s President and Chief Executive Officer Clynt Nauman said, “The condse quarter was one of our best quarters since initiation of production in early 2011, as the mine sequenced toward interior portions of the Southwest and 99 ore zones. Overall tonnes and grade for the first six months were as targeted with approximately 46,000 tonnes milled at an average grade of 700 grams per tonne. The contrasting side of this good news is the negative impact the metals prices are expected to have on financial results for the quarter, which all miners are currently experiencing.”

As a result, Alexco has developed a contingency plan to operate through the summer while beginning preparations to undergo a temporary and orderly suspension of operations at the Bellekeno mine and mill prior to the onset of winter. This avoids selling silver at current or weaker market prices, and positions the mine and mill for a reopening after the winter, assuming the silver market has improved from current levels and underlying fixed costs have been reduced. Alexco plans to use the winter periodto significantly restructure the underlying fixed costs at Keno Hill, as well as refine plans for a production ramp-up to 400 tonnes per day in the 2014 – 2015 time period. To that end, Alexco continues to move forward with a preliminary economic assessment that includes the currently known resources at Bellekeno, Onek, Lucky Queen and the new discovery at the Flame & Moth. The Company will also commence the environmental assessment for the initial development of the Flame & Moth deposit.

Nauman said, “This has been a difficult decision, but we feel it is a prudent move to ensure optimization of future production costs, while saving the cost of winter ations.oper Along with reviewing our fixed costs, we will specifically be looking at our third party agreements with a view to better ensuring the longer term sustainability of the Keno Hill operations.”

Regarding Alexco’s ongoing exploration programs, Nauman said, “We are going to continue to focus on our surface and underground exploration which we believe will showfavourable results in 2013, utilizing the flow through funds raised earlier this year. Surface exploration to expand the Flame & Moth deposit certainly looks quite interesting, as does drilling further afield in the Flame & Moth vicinity. Our success in exploration in the Keno Hill Silver District continues to show us that we have not yet unlocked the full value of this District, and we have every intention of doing so.”

Activities such as Alexco’s reclamation and remediation work in the District, the Alexco Environmental Group’s business operations and the planned Keno Hill exploration program will go forward as planned.

Head Office	T. 604 633 4888
Alexco Resource Corp.	F. 604 633 4887
200 Granville Street, Suite 1150
Vancouver, BC V6C 1S4
Canada

Second Quarter 2013 Production Highlights

	Three Months Ended		Six Months Ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012

Ore tonnes mined	25,234	19,273	45,655	42,668
Ore tonnes processed	25,708	22,209	45,777	43,460
Mill throughput (tonnes per day)	283	244	253	239
Grade of ore processed:
Silver (grams per tonne)	751	704	700	800
Lead	7.1%	8.8%	7.3%	10.0%
Zinc	4.0%	4.9%	3.7%	5.3%
Recoveries:
Silver	93%	91%	93%	93%
Lead in lead concentrate	91%	85%	91%	89%
Zinc in zinc concentrate	57%	55%	62%	56%
Concentrate production:
Lead concentrate:
Tonnes produced	2,869	2,954	5,122	6,330
Concentrate grade:
Silver (grams per tonne)	6,104	4,604	5,627	4,892
Lead	58%	56%	59%	62%
Zinc concentrate:
Tonnes produced	1,289	1,361	2,342	2,944
Concentrate grade:
Silver (grams per tonne)	315	483	385	470
Zinc	46%	45%	45%	44%
Production – contained metal:
Silver (ounces)	576,155	458,472	955,772	1,040,257
Lead in lead con (pounds)	3,658,668	3,661,412	6,659,673	8,591,724
Zinc in zinc con (pounds)	1,297,116	1,340,557	2,331,261	2,856,343

The disclosure in this news release of scientific and technical information regarding Alexco’s mineral properties has been reviewed and approved by Scott Smith, P.Eng., Bellekeno Mine Manager for Alexco, a Qualified Person as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

Release of Financial Results for Second Quarter of 2013

Financial results for the second quarter of 2013 are expected to be released after the close of market trading on Tuesday, August 6, 2013, followed by an audio webcast conference call to review those results at 11 a.m. Eastern (8 a.m. Pacific) on Wednesday, August 7, 2013. To participate in the live call, please use one of the following methods:

Dial toll free from Canada or the US:	1-877-407-8031
Dial from outside Canada or the US:	1-201-689-8031
Live audio webcast:	www.alexcoresource.com

Participants should connect five to ten minutes before the call.

The conference call will be ecorded, and an archived audio webcast will be available at www.alexcoresource.com. Through August 21, 2013, a replay of the call will be available by telephone at the following:

Dial toll free from Canada or the US:	1-877-660-6853
Dial from outside Canada or the US:	1-201-612-7415
Replay Passcodes:	Account #286, Conference ID #417658

About Alexco

Alexco Resource Corp. owns and operates the Bellekeno silver mine, one of several mineral properties held by Alexco which encompass substantially all of the historicalKeno Hill Silver District located in Canada’s Yukon Territory. Bellekeno, which commenced commercial production at the beginning of calendar year 2011, is Canada’s only operating primary silver mine. The Keno Hill Silver strictDi lies within the traditional territory of the First Nation of Na-Cho Nyak Dun which has a fully settled land claim agreement with the Government of Canada and the Yukon, and Alexco operates within the District under a comprehensive cooperation and benefits agreement with the First Nation. Alexco’s primary near-term exploration objective is to unlock value in the silver-rich Keno Hill District. Employing a unique business model, Alexco also provides mine-related environmental remediation technologies and reclamation and mine closure services to both government and industry clients through the Alexco Environmental Group, its wholly-owned environmental services division.

Keno Hill Silver District History

Between 1921 and 1988, the Keno Hill Silver District was a world-class silver producer, with more than 217 million ounces of silver produced at average grades of 40.5 ounces per ton silver, 5.6% lead and 3.1% zinc Government’s Minfile database). These historical production grades would rank Keno Hill in the top 3% by grade of today's global silver producers.

Contact

Clynton R. Nauman, President and Chief Executive Officer
Vicki Veltkamp, Vice President Investor Relations
Phone: (604) 633-4888
Email: info@alexcoresource.com

Please visit the Alexco website at www.alexcoresource.com

Some statements (“forward-looking statements”) in this news release contain forward-looking information concerning the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this news release. Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production, the timing of activities and reports, the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results and timing of exploration and development activities; actual results and timing of mining activities; actual results and timing of environmental services activities; actual results and timing of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineable resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this news release, the Company has applied several material assumptions, including, but not limited to, the assumption that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.